UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

November 13, 2015

(Original Filing Date)

Under the Securities Exchange Act of 1934

AMERICATOWNE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03064W 106 (Common Stock)

(CUSIP Number)

Alton Perkins
Chief Executive Officer and President
AMERICATOWNE, INC.
4700 Homewood Court, Suite 100; Raleigh, NC 27609

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2016

(Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03064W 106 (Common Stock)

1. Names of Reporting Persons.

Alton & Xiang Mei Lin Perkins Family Trust

I.R.S. Identification Nos. of above persons (entities only).

46-7513804

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF – The Alton & Xiang Mei Lin Perkins Family Trust (the “Perkins Trust”), by and through its trustee, Alton Perkins, who is the majority beneficial owner of the shares of common stock of AmericaTowne, Inc. (the “Company”), and the control party of Yilaime Corporation and Yilaime Corporation of NC, as disclosed in the original Schedule 13D, exercised the option under Mr. Perkins’ Employment Agreement with the Company (as assignee of the right to exercise) to purchase 1,000,0000 shares of restricted common stock for $.05/share. The Perkins Trust used personal funds for this acquisition. The funds were placed in escrow since the acquisition was not set to close. The acquisition closed on December 14, 2015 with the funds being released out of escrow and to the Company, and the Company’s transfer agent issuing the shares related to the acquisition.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

The Alton & Xiang Mei Lin Perkins Family Trust is an irrevocable trust formed under the laws of Nevada.

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power– 6,100,367

8. Shared Voting Power–23,466,426, which is the total beneficial shares owned by Mr. Perkins through his affiliate and/or controlling person status with Yilaime Corporation, Yilaime Corporation of NC and the Perkins Trust.

9. Sole Dispositive Power— 6,100,367

10. Shared Dispositive Power—23,466,426

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,100,367 to Alton & Xiang Mei Lin Perkins Family Trust

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

25.5%

14. Type of Reporting Person (See Instructions)

OO—Revocable Trust

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of the Company.

Item 2. Identity and Background

On November 21, 2014, in consideration for services provided to the Company, Mr. Perkins was issued 5,100,367 shares of common stock in the Company pursuant to the terms of his Employment Agreement with the Company. Prior to issuance, he assigned his rights to those shares to the Alton & Xiang Mei Lin Perkins Family Trust. See Form 8-K dated November 26, 2014 and Schedule 13D/A dated November 16, 2015. In addition to the stock issuance, Mr. Perkins was granted an option to purchase up to 1,000,000 shares of common stock of the Company per year at any time prior to the conclusion of the first year of the Agreement, i.e. prior to 365 days after execution of the Agreement, at a price of $0.05 per share, and annually thereafter for a total of 5 consecutive years. The shares purchased under this option shall be considered subject to all rights and restrictions set forth in the compensation agreement. Mr. Perkins exercised this option on November 19, 2015, but pursuant to agreement between the parties, the purchase price was held in escrow pending issuance of a new issuance form to the Company’s new transfer agent, Issuer Direct. The acquisition closed on December 14, 2015 with the release of the funds from escrow, and the issuance of the 1,000,000 shares to the Perkins Trust.

This amendment is intended to supplement the Schedule 13D/A filed on November 16, 2015 since the option at issue in this disclosure had been disclosed in the prior filings. Therefore, if not amended and supplemented herein, the balance of the disclosures in the Schedule 13D/A dated November 16, 2015 are incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

The purchase price was paid by the Perkins Trust.

Item 4. Purpose of Transactions

The purpose of the transaction was to exercise the option granted to Mr. Perkins under his Employment Agreement, which had been assigned to the Perkins Trust resulting in the Perkins Trust paying the Company $50,000 for 1,000,000 shares of restricted common stock.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, the Perkins Trust does not hold of record any other shares of common stock of the Company except otherwise listed above.

(c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by the Perkins Trust.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, and as disclosed in all prior filings, which are incorporated herein by reference, to the best knowledge of the Perkins Trust there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Perkins Trust and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

(1) Employment Agreement
(2) Option Exercise

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alton & Xiang Mei Lin Perkins Family Trust

/s/Alton Perkins
Alton Perkins

Trustee
Date: January 30, 2016

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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